EXHIBIT 99.1

Qiao Xing Universal Telephone, Inc.’s Income from Operations for the First Quarter of 2005
Increased by More Than 330%

     HUIZHOU, Guangdong, China, July 1 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) released today, on an un-audited management account basis, certain key financial data for the first quarter of 2005. Compared with the same period of the previous year, in the first quarter of 2005, the Company’s net sales increased by 38%, gross profit rose by nearly 11%; and income from operations is up more than 330%.

	1st Quarter of 2004	1st Quarter of 2005
	(US$million)	(US$million)
Net	51.7	71.1
Gross profit	8.5	9.4
Gross profit ratio	16.4%	13.2%
Income from operations	1.3	5.7

     The increase in net sales came mainly from the mobile phone business segment. XING’s subsidiary, Hui Zhou Qiao Xing Communication Industry, Limited, continues to develop the market for the ‘COSUN’ brand of lower end mobile phone handsets, which it introduced in the second half of 2004. CEC Telecom Company, Limited, another subsidiary of XING’s, takes advantage of its well nurtured ‘CECT’ brand and the success of its series of models of PDA mobile phones to gain market share from other local players in the China market.

     The drop in the gross profit ratio related mainly to the mobile phone business segment. Sales prices have been trending down in a highly competitive market environment. The amount of gross profit rose nonetheless, such being the volume effect of the increase in sales.

     Income from operations was arrived at after charging operating expenses of a special nature, consisting of the amortization of acquired intangible assets of US$0.5 million (US$0.5 million for 2004 Q1) and the stock-based compensation of nil (US$2.9 million for 2004 Q1), which did not involve any outflow of cash.

     Mr. Wu Rui Lin, Chairman of XNG, said, “The latest numbers confirm the trend of steady progress which started some two years ago. Through various organizational re-structure and continuous improvement programs a firm foundation has now been laid. We feel confident that this growth momentum will be sustained through 2005 and beyond.”

     About Qiao Xing Universal Telephone, Inc.

     Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) is one of China’s largest manufacturers and distributors of telecommunications products. The Company has grown its net sales from approximately $46.4 million in 1997 to more than $222 million in 2003. The Company’s product portfolio includes telecommunications terminals and related products including fixed wireless phones and advanced mobile phones with the latest features, and on the consumer electronic side products include MP3 players, cash registers and DVD players. XING currently distributes over 200 models of corded and cordless telephones and is one of China’s largest distributors of indoor phones. The Company has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-mart. For more details, please visit http://www.cosun-xing.com .

     Forward-looking statements

     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

     For more information, please contact:

Rick Xiao, IR Director,
Qiao Xing Universal Telephone, Inc.
Tel: +86-752-282-0268
Email: rickxiao@qiaoxing.com

SOURCE Qiao Xing Universal Telephone, Inc.